SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-156817 on Form F-4, effective February 19, 2009, relating to the merger proposal.
Resolution of Merger with KT Freetel Co., Ltd.
The merger date between KT and KTF has been changed from May 18, 2009 to June 1, 2009. As of this change, the previously disclosed resolution to merge with KTF is amended as follows.
Amendment date : April 3, 2009
1. Filing date of the amended Form 6-K : January 20, 2009
2. Reason for amendment : Change of merger date and related dates
3. Items to be amended

Item	Before Amendment	After Amendment
4. Basis for calculation	merger date(May 18, 2009)	merger date(June 1, 2009 tentative date)

8. Merger Schedule
- Date of merger	March 18, 2009	June 1, 2009
- Merger registration date	March 19, 2009	June 2, 2009

11. Other matters to be considered in investment decisions

f. Date for listing of new shares: June 9, 2009	June 9, 2009	June 23, 2009
     Incorporating the above amendments, the disclosure as amended, should be as follows:
On January 20, 2009, the board of directors of KT Corporation passed a resolution to approve the merger agreement between KT Corp.(“KT”) and KT Freetel Co.,Ltd.(“KTF”) as follows:

1. Description of merger	KT Freetel(“target”) will be merging with and into KT Corporation(“acquirer”)

2. Purpose of Merger	The merger will :
- actively address the fixed-mobile convergence environment
- enable KT to grow as a global competitive company by increasing management efficiency and maximizing merger synergy effects

3. Merger ratio	Merger ratio:
KT: KTF = 1:0.7192335 (common shares)

4. Basis for calculation	a. In connection with the merger of KT with KTF, as both companies are listed in the securities market, the merger ratio was calculated pursuant to Korea Securities and Exchange Act Article 84-7.1.1 of Enforcement Decree of the Korean Securities and Exchange Act and Article 36-12.1 of Enforcement Regulation of the Korean Securities.

b. KTF common stockholders that are registered in the transfer books as of the merger date(June 1, 2009 tentative date) will receive 0.7192335 shares of KT(face value KRW5,000) for every one share of KTF(face value KRW5,000).

c. Cash will be given instead of fractional shares resulting from the allocation of shares, to the entitled shareholders, which amount is calculated based on the closing price of the first trading date in the securities market of Korea of the merged company (“KT”).

5. Class and number of shares to be distributed at the time of merger (share)	7,584,793 common shares

6. Details of Target Company	Name of Company	KT Freetel Co., Ltd.

	Main business	Telecommunication

	Relationship with Acquirer	Affiliated company

	Recent financial status(million won)	Total Assets	7,892,620	Total Capital Stock	1,044,181

		Total Liabilities	3,614,862	Revenue	6,395,979

		Total Equity	4,277,759	Net Income	62,672

7. Details of new company	Name of Company	—

	Total Capital Stock	—

	Main business	—

	Relisting	—

8. Merger schedule	Tentative date for EGM	March 27, 2009

	Period of old stock submission	—

	Period of creditors’ formal objection	March 30, 2009 through April 30, 2009

	Date of merger	June 1, 2009

	Merger registration date	June 2, 2009

9. Appraisal rights	a. Pursuant to Article 522-3 of the Korean Commercial Code, Article 191 and Article 84-9.2 of the Korean Securities and Exchange Act

b. Appraisal rights can be exercised by shareholders who provide a written objection to the merger prior to the extraordinary general meeting, the appraisal price is KRW38,535 per share

c. Appraisal rights exercise period :
March 27, 2009 through April 16, 2009

10. Date of resolution by Board of Directors	January 20, 2009
- attendance of outside directors : 5 of 5
- attendance of audit committee members : present

11. Other matters to be considered in investment decisions
a. The above “5. Class and number of shares to be distributed at the time of merger (share)” is subject to change during the merger process.
b. The merger agreement may be terminated if either the aggregate purchase price to be paid by KT to its shareholders who exercise appraisal rights exceeds 1 trillion Won , or the aggregate purchase price to be paid by KTF to its shareholders who exercise appraisal rights exceeds 700 billion Won
c. As of the date of the merger agreement “6. Details of Target Company — Key financial information” is as of September 30, 2008
d. The record date to object to the merger is February 5, 2009
e. Period of closing of books of transfer : February 6, 2009 through February 17, 2009
f. Date for listing of new shares: June 23, 2009
g. The above “8. Merger schedule” is subject to change during the merger process

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2009
KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director